

DIVISION OF
CORPORATION FINANCE

October 16, 2009

Mr. William Siskovic
Vice President, Secretary-Treasurer
Everflow Eastern Partners, L.P.
585 West Main Street
P.O. Box 629
Canfield, OH 44406

> **Re: Everflow Eastern Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 27, 2009**
> **Response Letter Dated September 18, 2009**
> **File No. 0-19279**

Dear Mr. Siskovic:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

W. Bradshaw Skinner
Senior Assistant Chief Accountant